Exhibit 99.2

    Encana Corporation

    Management’s Discussion and Analysis

    For the period ended June 30, 2015

    (Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended June 30, 2015 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2014.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs” or “NGL”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated July 23, 2015.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings (Loss); Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and Free Cash Flow, and of Net Earnings (Loss) Attributable to Common Shareholders to Operating Earnings (Loss).

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); barrels of oil equivalent (“BOE”) per day (“BOE/d”); thousand barrels of oil equivalent (“MBOE”) per day (“MBOE/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements and Oil and Gas Information.

	1	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity portfolio, focusing capital investments in strategic high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through play optimization. The Company’s resource play hub model utilizes highly integrated production facilities to develop resources by drilling multiple wells from central pad sites. Capital and operating efficiencies are achieved through repeatable operations, optimizing equipment and processes and by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and operating netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at June 30, 2015 can be found in the Results Overview section of this MD&A and in Note 21 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2015 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

	2	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the three months ended June 30, 2015, Encana reported:

•	Cash Flow of $181 million and an Operating Loss of $167 million.

•	Net Loss of $1,610 million, including an after-tax non-cash ceiling test impairment of $1,328 million.

•	Average realized natural gas prices, including financial hedges, of $3.52 per Mcf. Average realized oil prices, including financial hedges, of $53.08 per bbl. Average realized NGL prices of $24.28 per bbl.

•	Average natural gas production volumes of 1,568 MMcf/d and average oil and NGL production volumes of 127.3 Mbbls/d.

•	Dividends paid of $0.07 per share.

In the six months ended June 30, 2015, Encana reported:

•	Cash Flow of $676 million and an Operating Loss of $148 million.

•	Net Loss of $3,317 million, including an after-tax non-cash ceiling test impairment of $2,550 million.

•	Average realized natural gas prices, including financial hedges, of $4.20 per Mcf. Average realized oil prices, including financial hedges, of $49.80 per bbl. Average realized NGL prices of $23.10 per bbl.

•	Average natural gas production volumes of 1,712 MMcf/d and average oil and NGL production volumes of 124.0 Mbbls/d.

•	Dividends paid of $0.14 per share.

•	Cash and cash equivalents of $496 million at period end.

Significant developments for the Company during the six months ended June 30, 2015 included the following:

•	Completed a bought deal offering of 85,616,500 common shares of Encana and the over-allotment option of an additional 12,842,475 common shares of Encana at a price of C$14.60 per common share (the “Share Offering”). The Share Offering was completed during March 2015 for aggregate gross proceeds of approximately C$1.44 billion.

•	Redeemed the Company’s $700 million 5.90 percent notes due December 1, 2017 and its C$750 million 5.80 percent medium-term notes due January 18, 2018, on April 6, 2015, using net proceeds from the Share Offering and cash on hand.

•	Closed the sale of the Company’s working interest in certain properties in central and southern Alberta to Ember Resources Inc. on January 15, 2015 for proceeds of approximately C$558 million, after closing adjustments.

•	Closed the sale of certain natural gas gathering and compression assets in northeastern British Columbia to Veresen Midstream Limited Partnership (“VMLP”) on March 31, 2015 for cash consideration net to Encana of approximately C$454 million, after closing adjustments.

	3	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Financial Results

	Six months ended June 30		2015		2014				2013
($ millions, except as indicated)	2015	2014	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash Flow (1)	$676	$1,750	$181	$495	$377	$807	$656	$1,094	$677	$660
$ per share—diluted	0.85	2.36	0.22	0.65	0.51	1.09	0.89	1.48	0.91	0.89
Operating Earnings (Loss) (1), (2)	(148)	686	(167)	19	35	281	171	515	226	150
$ per share—diluted	(0.19)	0.93	(0.20)	0.03	0.05	0.38	0.23	0.70	0.31	0.20
Net Earnings (Loss) Attributable to Common Shareholders	(3,317)	387	(1,610)	(1,707)	198	2,807	271	116	(251)	188
$ per share—basic & diluted	(4.15)	0.52	(1.91)	(2.25)	0.27	3.79	0.37	0.16	(0.34)	0.25

Revenues, Net of Royalties	2,079	3,480	830	1,249	2,254	2,285	1,588	1,892	1,423	1,392
Realized Hedging Gain (Loss), before tax	401	(243)	161	240	124	28	(102)	(141)	174	175
Unrealized Hedging Gain (Loss), before tax	(414)	(276)	(278)	(136)	489	231	9	(285)	(301)	(128)
Upstream Operating Cash Flow	1,181	2,115	479	702	821	982	800	1,315	901	794
Upstream Operating Cash Flow Excluding Realized Hedging (1)	769	2,353	315	454	694	952	898	1,455	728	622

Capital Investment	1,479	1,071	743	736	857	598	560	511	717	641
Net Acquisitions & (Divestitures) (3)	(978)	628	(140)	(838)	50	(2,007)	652	(24)	(72)	(51)
Free Cash Flow (1)	(803)	679	(562)	(241)	(480)	209	96	583	(40)	19
Ceiling Test Impairments, after tax	(2,550)	—	(1,328)	(1,222)	—	—	—	—	—	—
Gain (Loss) on Divestitures, after tax	11	135	1	10	(11)	2,399	135	—	—	—

Production Volumes
Natural Gas (MMcf/d)	1,712	2,675	1,568	1,857	1,861	2,199	2,541	2,809	2,744	2,723
Oil & NGLs (Mbbls/d)
Oil	82.7	33.1	86.2	79.2	68.8	62.1	34.2	32.1	33.0	27.2
NGLs	41.3	34.9	41.1	41.5	37.6	41.9	34.0	35.8	33.0	31.0
Total Oil & NGLs	124.0	68.0	127.3	120.7	106.4	104.0	68.2	67.9	66.0	58.2
Total Production (MBOE/d)	409.3	513.8	388.7	430.1	416.7	470.6	491.8	536.1	523.4	512.1
Production Mix (%)
Natural Gas	70	87	67	72	74	78	86	87	87	89
Oil & NGLs	30	13	33	28	26	22	14	13	13	11

(1)	A non-GAAP measure, which is defined in the Non-GAAP Measures section of this MD&A.
(2)	In continued support of Encana’s strategy, organizational structure changes were formalized in Q2 2015 and resulted in a revision to the Q1 2015 Operating Earnings to exclude restructuring charges incurred in the first quarter.
(3)	Excludes the impact of the PrairieSky Royalty Ltd. divestiture and the Athlon Energy Inc. acquisition during 2014, as summarized in the Net Capital Investment section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates, ceiling test impairments and gains or losses on divestitures, which are provided in the Financial Results table and Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Other Operating

	4	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Results section of this MD&A. Quarterly net earnings are also impacted by acquisition and divestiture transactions, which are discussed in the Net Capital Investment section of this MD&A.

Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs, net of accumulated depletion and the related deferred income taxes, exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission (“SEC”) requirements using the 12-month average trailing prices and discounted at 10 percent.

In the second quarter and first six months of 2015, the Company recognized after-tax non-cash ceiling test impairments of $1,328 million and $2,550 million, respectively, in the U.S. cost centre. The non-cash ceiling test impairments primarily resulted from the decline in the 12-month average trailing commodity prices. Further declines in the 12-month average trailing commodity prices could reduce proved reserves values and result in the recognition of future ceiling test impairments. Future ceiling test impairments can also result from changes to reserves estimates, future development costs, capitalized costs and unproved property costs. Proceeds received from natural gas and oil divestitures are generally deducted from the Company’s capitalized costs and can reduce the likelihood of ceiling test impairments.

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s natural gas and oil properties or the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not consider the fair market value of unamortized unproved properties, or probable or possible natural gas and liquids reserves. In addition, there is no consideration given to the effect of future changes in commodity prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

Three months ended June 30, 2015 versus June 30, 2014

Cash Flow of $181 million decreased $475 million in the three months ended June 30, 2015 and was impacted by the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $2.37 per Mcf compared to $4.46 per Mcf in 2014 reflecting lower benchmark prices. Lower realized natural gas prices decreased revenues $285 million. Average realized liquids prices, excluding financial hedges, were $43.83 per bbl compared to $71.23 per bbl in 2014 reflecting lower benchmark prices. Lower realized liquids prices decreased revenues $208 million.

•	Average natural gas production volumes of 1,568 MMcf/d decreased 973 MMcf/d from 2,541 MMcf/d in 2014 primarily due to divestitures, natural declines in the USA Operations and lower production from Deep Panuke, partially offset by a successful drilling program in Montney. Lower natural gas volumes decreased revenues $408 million. Average oil and NGL production volumes of 127.3 Mbbls/d increased 59.1 Mbbls/d from 68.2 Mbbls/d in 2014 primarily due to acquisitions and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures. Higher oil and NGL volumes increased revenues $271 million.

•	Realized financial hedging gains before tax were $161 million compared to losses of $102 million in 2014.

•	Transportation and processing expense decreased $100 million primarily due to divestitures, the lower U.S./Canadian dollar exchange rate and lower production from Deep Panuke, partially offset by higher liquids volumes in Montney.

•	Operating expense increased $31 million primarily due to liquids-weighted acquisitions, partially offset by divestitures, lower non-cash long-term compensation costs resulting from the decrease in the Encana share price and the lower U.S./Canadian dollar exchange rate.

•	Interest expense increased $156 million primarily due to a one-time interest payment of approximately $165 million resulting from the early redemption of Encana’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018.

	5	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Operating Loss in the second quarter of 2015 was $167 million compared to Operating Earnings of $171 million in 2014 primarily due to the items discussed in the Cash Flow section. Operating Loss for the second quarter of 2015 was also impacted by a higher foreign exchange loss on settlements and the revaluation of other monetary assets and liabilities and deferred tax.

Net Loss Attributable to Common Shareholders in the second quarter of 2015 was $1,610 million compared to Net Earnings Attributable to Common Shareholders of $271 million in 2014 primarily due to an after-tax non-cash ceiling test impairment and the items discussed in the Cash Flow and Operating Earnings sections. Net Loss for the second quarter of 2015 was also impacted by after-tax unrealized hedging losses, a lower after-tax gain on divestitures, a lower after-tax non-operating foreign exchange gain and deferred tax.

Six months ended June 30, 2015 versus June 30, 2014

Cash Flow of $676 million decreased $1,074 million in the six months ended June 30, 2015 and was impacted by the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $3.00 per Mcf compared to $5.46 per Mcf in 2014 reflecting lower benchmark prices. Lower realized natural gas prices decreased revenues $735 million. Average realized liquids prices, excluding financial hedges, were $39.14 per bbl compared to $70.24 per bbl in 2014 reflecting lower benchmark prices. Lower realized liquids prices decreased revenues $416 million.

•	Average natural gas production volumes of 1,712 MMcf/d decreased 963 MMcf/d from 2,675 MMcf/d in 2014 primarily due to divestitures, natural declines in the USA Operations and lower production from Deep Panuke, partially offset by a successful drilling program in Montney. Lower natural gas volumes decreased revenues $980 million. Average oil and NGL production volumes of 124.0 Mbbls/d increased 56.0 Mbbls/d from 68.0 Mbbls/d in 2014 primarily due to acquisitions and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures. Higher oil and NGL volumes increased revenues $427 million.

•	Realized financial hedging gains before tax were $401 million compared to losses of $243 million in 2014.

•	Transportation and processing expense decreased $139 million primarily due to divestitures, the lower U.S./Canadian dollar exchange rate and lower production from Deep Panuke, partially offset by higher liquids volumes in Montney.

•	Interest expense increased $134 million primarily due to a one-time interest payment of approximately $165 million resulting from the early redemption of Encana’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018.

Operating Loss in the first six months of 2015 was $148 million compared to Operating Earnings of $686 million in 2014 primarily due to the items discussed in the Cash Flow section. Operating Loss for the first six months of 2015 was also impacted by a higher foreign exchange loss on settlements and the revaluation of other monetary assets and liabilities and deferred tax.

Net Loss Attributable to Common Shareholders in the first six months of 2015 was $3,317 million compared to Net Earnings Attributable to Common Shareholders of $387 million in 2014 primarily due to after-tax non-cash ceiling test impairments and the items discussed in the Cash Flow and Operating Earnings sections. Net Loss for the first six months of 2015 was also impacted by a higher after-tax non-operating foreign exchange loss, a lower after-tax gain on divestitures, higher after-tax unrealized hedging losses and deferred tax.

	6	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Prices and Foreign Exchange Rates

	Six months ended June 30		2015		2014				2013
(average for the period)	2015	2014	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$4.20	$4.99	$3.52	$4.78	$4.16	$4.03	$4.08	$5.82	$4.34	$4.00
Oil & NGLs ($/bbl)
Oil	49.80	88.00	53.08	46.17	80.38	90.22	89.55	86.34	85.39	90.42
NGLs	23.10	51.64	24.28	21.92	40.87	48.76	49.39	53.79	48.59	46.35
Total Oil & NGLs	40.91	69.36	43.78	37.83	66.40	73.50	69.53	69.19	67.01	66.95
Total ($/BOE)	29.94	35.14	28.53	31.24	35.55	35.06	30.75	39.22	31.23	28.85
Excluding Hedging
Natural Gas ($/Mcf)	3.00	5.46	2.37	3.53	3.94	3.88	4.46	6.37	3.69	3.26
Oil & NGLs ($/bbl)
Oil	47.15	89.80	53.15	40.53	66.38	90.18	92.93	86.43	82.54	96.09
NGLs	23.10	51.64	24.28	21.92	40.87	48.76	49.39	53.79	48.59	46.35
Total Oil & NGLs	39.14	70.24	43.83	34.13	57.35	73.48	71.23	69.23	65.58	69.60
Total ($/BOE)	24.38	37.70	23.90	24.82	32.25	34.36	32.93	42.12	27.63	25.23
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.81	4.80	2.64	2.98	4.00	4.06	4.67	4.94	3.60	3.58
AECO (C$/Mcf)	2.81	4.72	2.67	2.95	4.01	4.22	4.68	4.76	3.15	2.82
Algonquin City Gate ($/MMBtu)	6.80	12.21	2.24	11.41	4.99	2.97	4.23	20.28	7.80	3.98
Basis Differential ($/MMBtu)
AECO/NYMEX	0.53	0.50	0.50	0.57	0.44	0.16	0.40	0.60	0.59	0.89
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	53.29	100.84	57.94	48.64	73.15	97.17	102.99	98.68	97.46	105.81
Edmonton Light Sweet (C$/bbl)	59.82	102.72	67.71	51.94	75.69	97.16	105.61	99.83	86.58	103.65
Foreign Exchange
Average U.S./Canadian Dollar Exchange Rate	0.810	0.912	0.813	0.806	0.881	0.918	0.917	0.906	0.953	0.963

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the second quarter and first six months of 2015, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2014. Hedging activities contributed $1.15 per Mcf to Encana’s average realized natural gas price in the second quarter of 2015 and $1.20 per Mcf in the first six months of 2015. The average realized natural gas price for production from Deep Panuke was $9.40 per Mcf in the first six months of 2015 compared to $11.31 per Mcf in 2014 and increased Encana’s average realized natural gas price $0.43 per Mcf in the first six months of 2015 compared to $0.60 per Mcf in 2014.

In the second quarter and first six months of 2015, Encana’s average realized oil and NGL prices, excluding hedging, reflected lower benchmark prices compared to 2014. Hedging activities reduced Encana’s average realized oil price $0.07 per bbl in the second quarter of 2015 and contributed $2.65 per bbl in the first six months of 2015.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of

	7	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At June 30, 2015, Encana has hedged approximately 1,000 MMcf/d of expected July to December 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per Mcf. In addition, Encana has hedged approximately 59.4 Mbbls/d of expected July to December 2015 oil production using WTI fixed price contracts at an average price of $61.96 per bbl and approximately 38.0 Mbbls/d of expected 2016 oil production at an average price of $62.83 per bbl.

The Company’s hedging program helps sustain Cash Flow and operating netbacks during periods of lower prices. For additional information, see the Risk Management – Financial Risks section of this MD&A.

Foreign Exchange

As disclosed in the Prices and Foreign Exchange Rates table, the average U.S./Canadian dollar exchange rate decreased 0.104 in the second quarter of 2015 compared to the second quarter of 2014 and 0.102 in the first six months of 2015 compared to the first six months of 2014. The table below summarizes selected foreign exchange impacts on Encana’s financial results when compared to the same periods in 2014.

	Three months ended June 30		Six months ended June 30
	$ millions	$/BOE	$ millions	$/BOE
Increase (Decrease) in:
Capital Investment	$(40)		$(72)
Transportation and Processing Expense	(25)	$(0.72)	(49)	$(0.66)
Operating Expense	(9)	(0.25)	(19)	(0.25)
Administrative Expense	(8)	(0.23)	(16)	(0.21)
Depreciation, Depletion and Amortization	(19)	(0.53)	(38)	(0.51)

Price Sensitivities

Natural gas and liquids prices fluctuate in response to changing market forces, creating varying impacts on Encana’s financial results. The Company’s potential exposure to commodity price fluctuations is summarized in the table below, which shows the estimated effects that certain price changes would have had on the Company’s Cash Flow and Operating Earnings (Loss) for the second quarter of 2015. The price sensitivities below are based on business conditions, transactions and production volumes during the second quarter of 2015. Accordingly, these sensitivities may not be indicative of financial results for other periods, under other economic circumstances or with additional fluctuations in commodity prices.

			Impact On
($ millions, except as indicated)	Price Change (1)		Cash Flow	Operating Earnings (Loss)
Increase or Decrease in:
NYMEX Natural Gas Price	+/- $	0.50/MMBtu	$25	$17
WTI Oil Price	+/- $	10.00/bbl	45	30

(1)	Assumes only one variable changes while all other variables are held constant.

	8	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014
Canadian Operations	$114	$350	$265	$631
USA Operations	628	206	1,211	432
Market Optimization	—	1	—	2
Corporate & Other	1	3	3	6

Capital Investment	743	560	1,479	1,071

Acquisitions	3	2,923	38	2,946
Divestitures	(143)	(2,271)	(1,016)	(2,318)

Net Acquisitions & (Divestitures)	(140)	652	(978)	628

Net Capital Investment	$603	$1,212	$501	$1,699

Capital Investment by Play
	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014
Canadian Operations
Montney (1)	$48	$210	$127	$418
Duvernay	57	81	127	152
Other Upstream Operations
Wheatland (2)	4	12	4	30
Bighorn	—	10	—	19
Deep Panuke	1	2	3	(1)
Other and emerging (1)	4	35	4	13

Total Canadian Operations	$114	$350	$265	$631

USA Operations
Eagle Ford	$175	$12	$372	$12
Permian	325	—	542	—
DJ Basin	56	69	144	128
San Juan	23	50	59	102
Other Upstream Operations
Piceance	3	5	6	26
Haynesville	10	(5)	12	33
Jonah	—	16	—	27
East Texas	—	—	—	10
Other and emerging	36	59	76	94

Total USA Operations	$628	$206	$1,211	$432

Capital Investment – Growth Assets (1)	$700	$449	$1,413	$859

(1)	Montney has been realigned to include certain capital investments which were previously reported in Other and emerging.
(2)	Wheatland was previously presented as Clearwater.

Growth assets includes Encana’s top four strategic assets – Montney, Duvernay, Eagle Ford and Permian – as well as the DJ Basin, San Juan and the Tuscaloosa Marine Shale (“TMS”), which represent additional high-quality investment opportunities. Other Upstream Operations includes capital investment from plays that are not part of the Company’s current strategic focus as well as prospective plays that are under appraisal, including the TMS, which is reported within Other and emerging in the USA Operations. For the second quarter and first six months of 2015, capital investment in the TMS was $16 million and $42 million, respectively (2014 – $27 million and $47 million, respectively).

Capital investment associated with the Clearwater lands transferred to PrairieSky Royalty Ltd. (“PrairieSky”) was included in Encana’s Wheatland play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

	9	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Capital Investment

Capital investment during the first six months of 2015 was $1,479 million compared to $1,071 million in 2014. The Company’s disciplined capital spending focused on investment in its growth assets, as well as executing drilling programs with joint venture partners. During the first six months of 2015, capital spending in the Company’s growth assets totaled $1,413 million (2014 – $859 million), representing approximately 96 percent (2014 – 80 percent) of the Company’s capital investment, with $1,168 million (2014 – $582 million) spent on Encana’s top four strategic assets.

Divestitures

Divestitures in the first six months of 2015 were $879 million in the Canadian Operations and $84 million in the USA Operations, which primarily included the transactions discussed below, as well as the sale of land and properties that do not complement Encana’s existing portfolio of assets.

The Canadian Operations included approximately C$558 million ($468 million), after closing adjustments, for the sale of the Company’s working interest in certain assets included in Wheatland located in central and southern Alberta which comprised approximately 1.2 million net acres of land that contained over 6,800 producing wells. Immediately following the sale, Encana retained a working interest in approximately 1.1 million net acres in the area. The Canadian Operations also included approximately C$454 million ($358 million), after closing adjustments, in cash consideration net to Encana for the sale of certain natural gas gathering and compression assets in northeastern British Columbia to VMLP. In conjunction with the sale, VMLP will undertake the expansion of future midstream services and will also provide natural gas gathering and processing in Montney to Encana and the Cutbank Ridge Partnership. Further information can be found in Note 16 to the Interim Condensed Consolidated Financial Statements.

Divestitures in the first six months of 2014 were $121 million in the Canadian Operations and $2,170 million in the USA Operations. The USA Operations primarily included approximately $1.6 billion, after closing adjustments, for the sale of the Jonah properties and approximately $427 million for the sale of certain properties in East Texas.

Amounts received from the divestiture transactions above have been deducted from the respective Canadian and U.S. full cost pools, except for the sale of the Jonah properties. The proved reserves associated with the Jonah divestiture exceeded 25 percent of Encana’s proved reserves in the U.S. cost centre. The carrying amount of the assets was deducted from the full cost pool and the remainder of the proceeds was recognized as a gain on sale of approximately $212 million, before tax. Goodwill of $68 million was allocated to the divestiture.

Acquisitions

Acquisitions in the first six months of 2014 were $2,944 million in the USA Operations which primarily related to the acquisition of Eagle Ford.

2014 Capital Transactions

The significant acquisition and divestiture transactions below, which occurred during 2014, have impacted the Company’s production volume and operating cash flow variances for the second quarter and first six months of 2015. A comprehensive discussion of these transactions is included in the annual MD&A for the year ended December 31, 2014.

Transaction	Location	Closing Date
Canadian Operations
Divestiture of Encana’s remaining investment in PrairieSky (1), (2)	Alberta	September 26, 2014
Sale of Bighorn assets	Alberta	September 30, 2014
USA Operations
Sale of Jonah properties	Wyoming	May 12, 2014
Sale of East Texas properties	Texas	June 19, 2014
Acquisition of properties in the Eagle Ford shale formation	Texas	June 20, 2014
Acquisition of Athlon Energy Inc. with assets in the Permian Basin (1)	Texas	November 13, 2014

(1)	Transactions involved the disposition or acquisition of common shares and, therefore, were not part of the Company’s net acquisition and divestiture activity for 2014.
(2)	Encana completed the initial public offering of PrairieSky on May 29, 2014.

	10	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Production Volumes

	Three months ended June 30		Six months ended June 30
(average daily, after royalties)	2015	2014	2015	2014
Natural Gas (MMcf/d)	1,568	2,541	1,712	2,675
Oil (Mbbls/d)	86.2	34.2	82.7	33.1
NGLs (Mbbls/d)	41.1	34.0	41.3	34.9

Total Oil & NGLs (Mbbls/d)	127.3	68.2	124.0	68.0

Total Production (MBOE/d)	388.7	491.8	409.3	513.8

Production Mix (%)
Natural Gas	67	86	70	87
Oil & NGLs	33	14	30	13

Production Volumes by Play

	Three months ended June 30				Six months ended June 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily, after royalties)	2015	2014	2015	2014	2015	2014	2015	2014
Canadian Operations
Montney (1)	685	604	21.6	13.3	701	612	22.5	14.8
Duvernay	17	9	3.0	1.8	17	9	2.9	1.6
Other Upstream Operations
Wheatland (2)	76	305	1.2	11.3	94	314	1.5	11.3
Bighorn	—	230	—	11.0	2	238	—	11.5
Deep Panuke	32	243	—	—	107	248	—	—
Other and emerging (1)	71	72	0.5	—	83	95	0.1	—

Total Canadian Operations	881	1,463	26.3	37.4	1,004	1,516	27.0	39.2

USA Operations
Eagle Ford	36	5	39.8	5.0	36	2	37.9	2.5
Permian	38	—	29.5	—	36	—	28.1	—
DJ Basin	55	43	15.3	10.1	52	42	14.8	10.3
San Juan	15	7	6.4	3.9	14	7	6.6	3.3
Other Upstream Operations
Piceance	324	407	3.7	5.3	333	421	3.7	5.4
Haynesville	204	365	—	—	217	348	—	—
Jonah	—	124	—	2.5	—	203	—	3.6
East Texas	—	97	—	1.0	—	105	—	1.1
Other and emerging	15	30	6.3	3.0	20	31	5.9	2.6

Total USA Operations	687	1,078	101.0	30.8	708	1,159	97.0	28.8

Total Production Volumes	1,568	2,541	127.3	68.2	1,712	2,675	124.0	68.0

Total Production Volumes – Growth Assets (1)	846	668	121.3	35.3	856	672	117.8	33.4

(1)	Montney has been realigned to include certain production volumes which were previously reported in Other and emerging.
(2)	Wheatland was previously presented as Clearwater.

	11	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Growth assets includes Encana’s top four strategic assets – Montney, Duvernay, Eagle Ford and Permian – as well as the DJ Basin, San Juan and the TMS, which represent additional high-quality investment opportunities. Other Upstream Operations includes production volumes from plays that are not part of the Company’s current strategic focus as well as prospective plays that are under appraisal, including the TMS, which is reported within Other and emerging in the USA Operations.

The production volumes associated with the Clearwater lands transferred to PrairieSky were included in Encana’s Wheatland play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

Natural Gas Production Volumes

In the second quarter of 2015, average natural gas production volumes of 1,568 MMcf/d decreased 973 MMcf/d from 2014. In the first six months of 2015, average natural gas production volumes of 1,712 MMcf/d decreased 963 MMcf/d from 2014.

The USA Operations volumes were lower in the second quarter and first six months of 2015 primarily due to the sales of the Jonah and East Texas properties in the second quarter of 2014 and natural declines in Haynesville and Piceance. The Canadian Operations volumes were lower in the second quarter and first six months of 2015 primarily due to the sale of the Bighorn assets in the third quarter of 2014, the sale of certain assets included in Wheatland in January 2015 and production declines at Deep Panuke due to the implementation of a seasonal operating strategy and a higher water production rate, partially offset by a successful drilling program in Montney.

Oil and NGL Production Volumes

In the second quarter of 2015, average oil and NGL production volumes of 127.3 Mbbls/d increased 59.1 Mbbls/d from 2014. In the first six months of 2015, average oil and NGL production volumes of 124.0 Mbbls/d increased 56.0 Mbbls/d from 2014.

The USA Operations volumes were higher in the second quarter and first six months of 2015 primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, and successful drilling programs in Eagle Ford, Permian, the DJ Basin, the TMS and San Juan, partially offset by the sales of the Jonah and East Texas properties in the second quarter of 2014. The Canadian Operations volumes were lower in the second quarter and first six months of 2015 primarily due to the sales of the Bighorn assets and the Company’s investment in PrairieSky in the third quarter of 2014, partially offset by successful drilling programs in Montney and Duvernay.

	12	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Results of Operations

Canadian Operations

Operating Cash Flow

	Three months ended June 30
	Natural Gas		Oil & NGLs		Total (1)
($ millions)	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$193	$569	$91	$227	$286	$803
Realized Financial Hedging Gain (Loss)	106	(44)	(5)	(5)	101	(49)

Revenues, Net of Royalties	299	525	86	222	387	754
Expenses
Production and mineral taxes	—	—	—	4	—	4
Transportation and processing	158	209	13	16	171	225
Operating	40	72	5	4	45	78

Operating Cash Flow	$101	$244	$68	$198	$171	$447

Production Volumes
	Three months ended June 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2015	2014	2015	2014	2015	2014
Production Volumes – After Royalties	881	1,463	26.3	37.4	173.2	281.4

Operating Netback (2)
	Three months ended June 30
	Natural Gas ($/Mcf)		Oil & NGLs ($/bbl)		Total ($/BOE)
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$2.39	$4.27	$38.57	$66.13	$18.05	$31.02
Realized Financial Hedging Gain (Loss)	1.32	(0.33)	(2.21)	(1.22)	6.39	(1.89)

Revenues, Net of Royalties	3.71	3.94	36.36	64.91	24.44	29.13
Expenses
Production and mineral taxes	—	—	—	1.12	—	0.16
Transportation and processing	1.97	1.57	5.46	4.60	10.85	8.76
Operating	0.49	0.55	1.91	1.06	2.80	2.98

Operating Netback	$1.25	$1.82	$28.99	$58.13	$10.79	$17.23

(1)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(2)	A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

	13	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Three months ended June 30, 2015 versus June 30, 2014

Operating Cash Flow of $171 million decreased $276 million and was impacted by the following significant items:

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $148 million. Lower liquids prices reflected lower benchmark prices, which decreased revenues $68 million.

•	Average natural gas production volumes of 881 MMcf/d were lower by 582 MMcf/d, which decreased revenues $228 million. Average oil and NGL production volumes of 26.3 Mbbls/d were lower by 11.1 Mbbls/d, which decreased revenues $68 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $101 million compared to losses of $49 million in 2014.

•	Transportation and processing expense decreased $54 million primarily due to the sale of the Bighorn assets in the third quarter of 2014, the lower U.S./Canadian dollar exchange rate and production declines at Deep Panuke, partially offset by higher liquids volumes in Montney.

•	Operating expense decreased $33 million primarily due to the sale of certain assets included in Wheatland in January 2015, the sale of the Bighorn assets in the third quarter of 2014, the lower U.S./Canadian dollar exchange rate and lower long-term compensation costs due to the decrease in the Encana share price.

	14	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Operating Cash Flow

	Six months ended June 30
	Natural Gas		Oil & NGLs		Total (1)
($ millions)	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$589	$1,586	$168	$472	$762	$2,071
Realized Financial Hedging Gain (Loss)	260	(119)	(3)	(5)	257	(124)

Revenues, Net of Royalties	849	1,467	165	467	1,019	1,947
Expenses
Production and mineral taxes	—	2	—	7	—	9
Transportation and processing	321	410	27	30	348	440
Operating	76	156	11	10	87	170

Operating Cash Flow	$452	$899	$127	$420	$584	$1,328

Production Volumes
	Six months ended June 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2015	2014	2015	2014	2015	2014
Production Volumes – After Royalties	1,004	1,516	27.0	39.2	194.4	291.8

Operating Netback (2)
	Six months ended June 30
	Natural Gas ($/Mcf)		Oil & NGLs ($/bbl)		Total ($/BOE)
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$3.23	$5.77	$34.53	$66.25	$21.50	$38.85
Realized Financial Hedging Gain (Loss)	1.43	(0.43)	(0.68)	(0.63)	7.30	(2.35)

Revenues, Net of Royalties	4.66	5.34	33.85	65.62	28.80	36.50
Expenses
Production and mineral taxes	—	0.01	0.02	0.95	0.01	0.17
Transportation and processing	1.76	1.49	5.64	4.18	9.90	8.30
Operating	0.42	0.57	2.12	1.42	2.44	3.14

Operating Netback	$2.48	$3.27	$26.07	$59.07	$16.45	$24.89

(1)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(2)	A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

	15	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Six months ended June 30, 2015 versus June 30, 2014

Operating Cash Flow of $584 million decreased $744 million and was impacted by the following significant items:

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $458 million. The average realized natural gas price for production from Deep Panuke was $9.40 per Mcf compared to $11.31 per Mcf in 2014 and increased the average realized natural gas price $0.73 per Mcf compared to $1.09 per Mcf in 2014.

•	Lower liquids prices reflected lower benchmark prices, which decreased revenues $157 million.

•	Average natural gas production volumes of 1,004 MMcf/d were lower by 512 MMcf/d, which decreased revenues $539 million. Average oil and NGL production volumes of 27.0 Mbbls/d were lower by 12.2 Mbbls/d, which decreased revenues $147 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $257 million compared to losses of $124 million in 2014.

•	Transportation and processing expense decreased $92 million primarily due to the sale of the Bighorn assets in the third quarter of 2014, the lower U.S./Canadian dollar exchange rate, the sale of certain assets included in Wheatland in January 2015, and production declines at Deep Panuke, partially offset by higher liquids volumes in Montney.

•	Operating expense decreased $83 million primarily due to the sale of certain assets included in Wheatland in January 2015, the lower U.S./Canadian dollar exchange rate, the sale of the Bighorn assets in the third quarter of 2014 and lower long-term compensation costs due to the decrease in the Encana share price.

Other Expenses

	Three months ended June 30		Six months ended June 30
($ millions, except as indicated)	2015	2014	2015	2014
Depreciation, depletion & amortization	$68	$165	$173	$337
Depletion rate ($/BOE)	4.31	6.45	4.91	6.36

Depreciation, depletion & amortization (“DD&A”) decreased in the second quarter and first six months of 2015 compared to 2014, primarily due to lower production volumes, the lower U.S./Canadian dollar exchange rate and a lower depletion rate. The depletion rate was impacted by the lower U.S./Canadian dollar exchange rate, and the sales of the Bighorn assets and the Company’s investment in PrairieSky in the third quarter of 2014.

	16	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

USA Operations

Operating Cash Flow

	Three months ended June 30
	Natural Gas		Oil & NGLs		Total (1)
($ millions)	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$146	$463	$414	$215	$566	$687
Realized Financial Hedging Gain (Loss)	58	(43)	5	(6)	63	(49)

Revenues, Net of Royalties	204	420	419	209	629	638
Expenses
Production and mineral taxes	5	14	21	15	26	29
Transportation and processing	142	177	2	—	144	177
Operating	46	65	104	12	151	79

Operating Cash Flow	$11	$164	$292	$182	$308	$353

Production Volumes
	Three months ended June 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2015	2014	2015	2014	2015	2014
Production Volumes – After Royalties	687	1,078	101.0	30.8	215.5	210.4

Operating Netback (2)
	Three months ended June 30
	Natural Gas ($/Mcf)		Oil & NGLs ($/bbl)		Total ($/BOE)
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$2.33	$4.72	$45.21	$77.46	$28.61	$35.48
Realized Financial Hedging Gain (Loss)	0.93	(0.44)	0.52	(2.28)	3.22	(2.57)

Revenues, Net of Royalties	3.26	4.28	45.73	75.18	31.83	32.91
Expenses
Production and mineral taxes	0.08	0.15	2.26	5.19	1.33	1.51
Transportation and processing	2.27	1.80	0.24	—	7.34	9.23
Operating	0.74	0.67	11.28	4.29	7.66	4.05

Operating Netback	$0.17	$1.66	$31.95	$65.70	$15.50	$18.12

(1)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(2)	A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

	17	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Three months ended June 30, 2015 versus June 30, 2014

Operating Cash Flow of $308 million decreased $45 million and was impacted by the following significant items:

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $137 million. Lower liquids prices reflected lower benchmark prices, which decreased revenues $140 million.

•	Average natural gas production volumes of 687 MMcf/d were lower by 391 MMcf/d, which decreased revenues $180 million. Average oil and NGL production volumes of 101.0 Mbbls/d were higher by 70.2 Mbbls/d, which increased revenues $339 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $63 million compared to losses of $49 million in 2014.

•	Transportation and processing expense decreased $33 million primarily due to the sales of the Jonah and East Texas properties in the second quarter of 2014 and lower volumes processed mainly in Piceance.

•	Operating expense increased $72 million primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, partially offset by the sales of the Jonah and East Texas properties in the second quarter of 2014 and lower long-term compensation costs due to the decrease in the Encana share price.

	18	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Operating Cash Flow

	Six months ended June 30
	Natural Gas		Oil & NGLs		Total (1)
($ millions)	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$341	$1,059	$709	$394	$1,062	$1,465
Realized Financial Hedging Gain (Loss)	112	(108)	43	(6)	155	(114)

Revenues, Net of Royalties	453	951	752	388	1,217	1,351
Expenses
Production and mineral taxes	9	43	36	28	45	71
Transportation and processing	293	340	6	—	299	340
Operating	95	133	179	20	276	153

Operating Cash Flow	$56	$435	$531	$340	$597	$787

Production Volumes
	Six months ended June 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2015	2014	2015	2014	2015	2014
Production Volumes – After Royalties	708	1,159	97.0	28.8	214.9	222.0

Operating Netback (2)
	Six months ended June 30
	Natural Gas ($/Mcf)		Oil & NGLs ($/bbl)		Total ($/BOE)
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties, excluding Hedging	$2.66	$5.05	$40.43	$75.67	$26.99	$36.18
Realized Financial Hedging Gain (Loss)	0.88	(0.51)	2.45	(1.21)	3.99	(2.83)

Revenues, Net of Royalties	3.54	4.54	42.88	74.46	30.98	33.35
Expenses
Production and mineral taxes	0.07	0.21	2.04	5.32	1.15	1.76
Transportation and processing	2.29	1.62	0.33	—	7.68	8.45
Operating	0.75	0.64	10.18	3.77	7.05	3.81

Operating Netback	$0.43	$2.07	$30.33	$65.37	$15.10	$19.33

(1)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(2)	A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

	19	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Six months ended June 30, 2015 versus June 30, 2014

Operating Cash Flow of $597 million decreased $190 million and was impacted by the following significant items:

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $277 million. Lower liquids prices reflected lower benchmark prices, which decreased revenues $259 million.

•	Average natural gas production volumes of 708 MMcf/d were lower by 451 MMcf/d, which decreased revenues $441 million. Average oil and NGL production volumes of 97.0 Mbbls/d were higher by 68.2 Mbbls/d, which increased revenues $574 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $155 million compared to losses of $114 million in 2014.

•	Production and mineral taxes decreased $26 million primarily due to the sale of the Jonah properties in the second quarter of 2014 and lower commodity prices, partially offset by the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively.

•	Transportation and processing expense decreased $41 million primarily due to divestitures, which includes the sales of the Jonah and East Texas properties in the second quarter of 2014, partially offset by the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively.

•	Operating expense increased $123 million primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, partially offset by the sales of the Jonah and East Texas properties in the second quarter of 2014 and lower long-term compensation costs due to the decrease in the Encana share price.

Other Expenses

	Three months ended June 30		Six months ended June 30
($ millions, except as indicated)	2015	2014	2015	2014
Depreciation, depletion & amortization	$301	$203	$637	$415
Depletion rate ($/BOE)	15.18	10.60	16.07	10.33
Impairments	2,081	—	3,997	—

DD&A increased in the second quarter and first six months of 2015 compared to 2014, primarily due to a higher depletion rate. The depletion rate was higher primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, partially offset by the ceiling test impairment recognized in the first quarter of 2015 and a decrease in proved reserves as a result of the sale of the Jonah properties in the second quarter of 2014.

In the second quarter and first six months of 2015, the USA Operations recognized before-tax non-cash ceiling test impairments of $2,081 million and $3,997 million, respectively. The impairments primarily resulted from the decline in the 12-month average trailing commodity prices, which reduced the USA Operations proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Oil & NGLs
	Henry Hub ($/MMBtu)	WTI ($/bbl)
12-Month Average Trailing Reserves Pricing (1)
June 30, 2015	3.38	71.68
December 31, 2014	4.34	94.99
June 30, 2014	4.10	100.27

(1)	All prices were held constant in all future years when estimating reserves.

	20	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Market Optimization

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014
Revenues	$88	$160	$227	$404
Expenses
Operating	8	13	24	26
Purchased product	79	142	200	370
Depreciation, depletion and amortization	—	1	—	4

	$1	$4	$3	$4

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense decreased in the second quarter and first six months of 2015 compared to 2014 primarily due to lower commodity prices, partially offset by higher volumes required for optimization.

Corporate and Other

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014
Revenues	$(274)	$36	$(384)	$(222)
Expenses
Transportation and processing	(15)	(2)	(7)	(1)
Operating	5	8	11	18
Depreciation, depletion and amortization	25	31	50	62

	$(289)	$(1)	$(438)	$(301)

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

	21	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014
Accretion of asset retirement obligation	$11	$13	$23	$26
Administrative	84	98	156	200
Interest	278	122	403	269
Foreign exchange (gain) loss, net	(86)	(172)	570	52
(Gain) loss on divestitures	(2)	(204)	(16)	(203)
Other	4	8	5	8

	$289	$(135)	$1,141	$352

Administrative expense in the second quarter and first six months of 2015 decreased from 2014 primarily due to lower long-term compensation costs due to the decrease in the Encana share price and the lower U.S./Canadian dollar exchange rate, partially offset by higher restructuring costs. During the second quarter of 2015, Encana revised its plans to align the organizational structure in continued support of the Company’s strategy, which resulted in restructuring costs of $15 million and $30 million for the second quarter and first six months of 2015, respectively. Restructuring costs attributable to work force reductions associated with the 2013 restructuring were $1 million in the second quarter and first six months of 2015 compared with $7 million and $22 million in the second quarter and first six months of 2014, respectively.

Interest expense in the second quarter and first six months of 2015 increased from 2014 primarily due to a one-time interest payment of approximately $165 million resulting from the early redemption of Encana’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. In the second quarter of 2015 compared to 2014, the Company recorded higher foreign exchange losses on settlements and lower foreign exchange gains on the translation of U.S. dollar long-term debt issued from Canada, partially offset by foreign exchange gains on the translation of intercompany notes. In the first six months of 2015 compared to 2014, Encana recorded higher foreign exchange losses on the translation of U.S. dollar long-term debt issued from Canada and on settlements.

Gain on divestitures in the first six months of 2015 primarily includes a gain on the sale of the Encana Place office building in Calgary. Gain on divestitures in the second quarter and first six months of 2014 primarily includes the before tax impact of the sale of the Jonah properties, as discussed in the Net Capital Investment section of this MD&A.

	22	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Income Tax

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014
Current Income Tax (Recovery)	$(35)	$(19)	$(19)	$(3)
Deferred Income Tax (Recovery)	(903)	308	(1,866)	320

Income Tax Expense (Recovery)	$(938)	$289	$(1,885)	$317

Total income tax recovery in the first six months of 2015 was primarily due to lower net earnings before tax. The net earnings variances are discussed in the Financial Results section of this MD&A.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes, including the 2015 Alberta general corporate income tax rate increase, and amounts in respect of prior periods. The Company’s effective tax rate for the first six months of 2015 is lower than 2014 primarily as a result of changes in expected annual earnings and income tax expense recognized on the sale of a noncontrolling interest in PrairieSky in the second quarter of 2014. The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014
Net Cash From (Used In)
Operating activities	$298	$767	$780	$1,710
Investing activities	(681)	(1,489)	(413)	(1,935)
Financing activities	(1,170)	1,171	(202)	326
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	19	47	(7)	(9)

Increase (Decrease) in Cash and Cash Equivalents	$(1,534)	$496	$158	$92

Cash and Cash Equivalents, End of Period	$496	$2,658	$496	$2,658

Operating Activities

Net cash from operating activities in the second quarter of 2015 of $298 million decreased $469 million from 2014. These changes are primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the second quarter of 2015, the net change in non-cash working capital was a surplus of $110 million compared to $119 million in 2014.

Net cash from operating activities in the first six months of 2015 of $780 million decreased $930 million from 2014. These changes are primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the first six months of 2015, the net change in non-cash working capital was a surplus of $104 million compared to a deficit of $23 million in 2014.

	23	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

The Company had a working capital surplus of $290 million at June 30, 2015 compared to $455 million at December 31, 2014. The decrease in working capital is primarily due to a decrease in accounts receivable and accrued revenues, a decrease in risk management assets and a decrease in income tax receivable, partially offset by a decrease in accounts payable and accrued liabilities, an increase in cash and cash equivalents, an increase in deferred income tax assets and a decrease in deferred income tax liabilities. At June 30, 2015, working capital included cash and cash equivalents of $496 million compared to $338 million at December 31, 2014. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in the first six months of 2015 was $413 million compared to $1,935 million in 2014. The decrease was primarily due to the acquisition of Eagle Ford in 2014, partially offset by lower proceeds from divestitures. Further information on acquisitions and divestitures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Net cash used in financing activities in the first six months of 2015 was $202 million compared to net cash from financing activities of $326 million in 2014. The change was primarily due to the sale of a noncontrolling interest in PrairieSky in the second quarter of 2014, partially offset by proceeds from the issuance of common shares pursuant to the Share Offering in the first quarter of 2015.

Credit Facilities

The following table outlines the Company’s committed revolving bank credit facilities at June 30, 2015:

($ billions)	Capacity	Unused	Maturity Date
Committed Revolving Bank Credit Facilities
Encana Credit Facility (1), (2)	2.8	1.4	June 2018
U.S. Subsidiary Credit Facility	1.0	1.0	June 2018

(1)	The Encana Credit Facility is Canadian dollar denominated with a capacity of C$3.5 billion.
(2)	At June 30, 2015, $1.4 billion was fully supporting the U.S. Commercial Paper Program, as discussed in the Long-Term Debt section below.

On July 16, 2015, the Company changed its Encana Credit Facility from Canadian dollars to U.S. dollars and amended the capacity to $3.0 billion. The Company also amended the capacity of its U.S. subsidiary Credit Facility to $1.5 billion. The maturity date for both Credit Facilities was extended to July 2020 and $3.1 billion remained unused at July 16, 2015.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 28 percent at June 30, 2015 and 30 percent at December 31, 2014.

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,112 million at June 30, 2015 and $7,340 million at December 31, 2014. There was no current portion of long-term debt outstanding at June 30, 2015 or December 31, 2014.

On April 6, 2015, the Company used the net proceeds from the Share Offering and cash on hand to complete the redemption of its $700 million 5.90 percent notes due December 1, 2017 and its C$750 million 5.80 percent

	24	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

medium-term notes due January 18, 2018. The note redemptions required an aggregate one-time early interest payment of approximately $165 million and is expected to save Encana a gross amount of approximately $205 million in future interest expense, based on foreign exchange and treasury rates at the time of the redemption.

During the first quarter of 2015, Encana implemented a U.S. Commercial Paper (“U.S. CP”) program which is fully supported by the Company’s revolving credit facility. At June 30, 2015, Encana had an outstanding balance of $1,397 million which reflected U.S. CP issuances that had an average term of 45 days and a weighted average interest rate of 0.66 percent. Management expects these amounts will continue to be supported by the revolving credit facility that has no repayment requirements within the next year. At December 31, 2014, Encana had an outstanding balance of $1,277 million under the Company’s revolving credit facility, which reflected principal obligations related to LIBOR loans maturing at various dates with a weighted average interest rate of 1.62 percent. During the first quarter of 2015, Encana repaid the outstanding balance relating to LIBOR loans using proceeds from the U.S. CP program and cash on hand.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Shelf Prospectus

On June 27, 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S. On March 5, 2015, the Company filed a prospectus supplement to the base shelf prospectus for the issuance of 85,616,500 common shares of Encana and granted an over-allotment option for up to an additional 12,842,475 common shares of Encana at a price of C$14.60 per common share, pursuant to an underwriting agreement. The Share Offering of 98,458,975 common shares of Encana was completed during March 2015 for aggregate gross proceeds of approximately C$1.44 billion ($1.13 billion). After deducting underwriter’s fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion). At June 30, 2015, $4.9 billion, or the equivalent in foreign currencies, remained accessible under the shelf prospectus, the availability of which is dependent upon market conditions. The shelf prospectus expires in July 2016.

Outstanding Share Data

(millions)	December 31, 2014	June 30, 2015	July 17, 2015
Common Shares Outstanding	741.2	842.5	842.5
Stock Options with TSARs attached (1)
Outstanding	21.3	20.3	20.2
Exercisable	10.0	11.2	11.1

(1)	A Tandem Stock Appreciation Right (“TSAR”) gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the first quarter of 2015, Encana issued common shares pursuant to the Share Offering as discussed above.

During the first six months of 2015, Encana issued 2,872,237 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 113,775 common shares in 2014. The number of common shares issued under the DRIP increased in the first six months of 2015 primarily as a result of Encana’s February 25, 2015 announcement that, effective with the dividend payable on March 31, 2015, any future dividends in conjunction with the DRIP will be issued from its treasury with a two percent discount to the average market price of the common shares unless otherwise announced by the Company via news release.

	25	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board.

	Three months ended June 30		Six months ended June 30
($ millions, except as indicated)	2015	2014	2015	2014
Dividend Payments	$55	$52	$107	$104
Dividend Payments ($/share)	0.07	0.07	0.14	0.14

The dividends paid in the second quarter and first six months of 2015 included $18 million and $32 million, respectively, in common shares issued in lieu of cash dividends under the DRIP compared to $2 million and $3 million, respectively, for 2014. Common shares issued in the Share Offering were not eligible to receive the dividend that was paid during the first quarter of 2015.

On July 23, 2015, the Board declared a dividend of $0.07 per share payable on September 30, 2015 to common shareholders of record as of September 15, 2015.

Capital Structure

The Company’s capital structure consists of total shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	June 30, 2015	December 31, 2014
Debt to Debt Adjusted Cash Flow	2.5x	2.1x
Debt to Adjusted Capitalization	28%	30%

	26	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at June 30, 2015:

	Expected Future Payments
($ millions, undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total
Transportation and Processing	$427	$817	$800	$816	$697	$3,253	$6,810
Drilling and Field Services	125	136	102	51	15	16	445
Operating Leases	18	30	25	24	11	24	132

Commitments	$570	$983	$927	$891	$723	$3,293	$7,387

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Included in Transportation and Processing in the table above are certain commitments associated with midstream service agreements with VMLP. Additional information can be found in Note 16 to the Interim Condensed Consolidated Financial Statements.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 21 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office building and capital leases are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

The Company expects to fund its 2015 commitments and obligations from Cash Flow and cash and cash equivalents.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

	27	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Risk Management

Encana’s business, prospects, financial condition, results of operations and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American energy producer and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk in order to support capital plans and strategic objectives.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at June 30, 2015, is disclosed in Note 21 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit

	28	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

facilities and debt and equity capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of take-away capacity; technology failures; the ability to integrate new assets; cyber-attacks; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

In June 2015, the Alberta Government announced that it had appointed a chairman who will form a panel to undertake a review of the province’s oil and gas royalty structure. The panel is expected to consult with industry, the public and stakeholders and report back to the Alberta Government by the end of 2015. Over the coming months, Encana will monitor the work of the panel and engage in the consultations. The Company will assess the impact of possible changes to the royalty structure on its operations as information becomes available.

	29	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including the public and regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board provides recommended environmental policies for approval by Encana’s Board and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Emergency response plans are in place to provide guidance during times of crisis. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state to date. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot and/or local rule-making limiting or restricting oil and gas development activities are a possibility in the future and will continue to monitor and respond to these developments in 2015.

The U.S. federal government has noted climate change action as a priority for the current administration. On January 14, 2015, the Environmental Protection Agency (“EPA”) outlined a series of steps to address methane and volatile organic compound emissions from the oil and gas industry, including a new goal to reduce oil and gas methane emissions by 40 to 45 percent from 2012 levels by 2025. The reductions will be achieved through regulatory and voluntary measures which have not yet been announced. The EPA plans to propose this new rule and guidance in late summer 2015 with a final rule and guidance expected in 2016.

On June 25, 2015 the Alberta Government announced that it was renewing and updating the Specified Gas Emitters Regulation (the “Regulation”), which governs carbon emissions and was set to expire on June 30, 2015. The Regulation requires any facility that emits 100,000 tonnes or more of greenhouse gases per year to reduce their emissions intensity. The renewed Regulation increases the reduction target from 12 percent to 20 percent by 2017 and increases the cost of carbon from C$15 per tonne to C$30 per tonne by 2017 for those facilities that are unable to meet the specified reduction targets. Encana does not own or operate any facilities which exceed the 100,000 tonne threshold and, as a result, is not currently subject to the Regulation.

In addition to the renewal of the Regulation, the Alberta Government also announced the formation of an advisory panel that will comprehensively review Alberta’s climate change policy, consult stakeholders and provide advice on a permanent set of measures. The panel is expected to conduct stakeholder consultations during the summer of 2015 and will report back to the Alberta Government in the fall. Over the coming months, Encana will monitor the work of the advisory panel and engage in the consultations as appropriate.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2014.

	30	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting, which is a process designed by, or designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by the Board, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Encana previously limited the scope and design and subsequent evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Athlon Energy Inc., acquired through a business combination on November 13, 2014. During the second quarter of 2015, the Company completed the evaluation and integration of the controls, policies and procedures of Athlon Energy Inc. No material weaknesses or significant deficiencies were noted during the integration and there have been no other changes to the Company’s internal control over financial reporting during the three months ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the effectiveness of the internal control over financial reporting.

Limitations of the Effectiveness of Controls

The Company’s control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements. Control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and should not be expected to prevent all errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

	31	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2014 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2015, Encana adopted Accounting Standard Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity as issued by the Financial Accounting Standards Board (“FASB”). The update amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments have been applied prospectively and have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements.

New Standards Issued Not Yet Adopted

As of January 1, 2016, Encana will be required to adopt the following pronouncements issued by the FASB:

•	ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	ASU 2015-02, Amendments to the Consolidation Analysis. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments can be applied using either a full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the amendments on the Company’s Consolidated Financial Statements.

•	ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. The amendments will be applied retrospectively. As at June 30, 2015, $34 million of debt issuance costs were presented in Other Assets on the Company’s interim Condensed Consolidated Balance Sheet ($39 million as at December 31, 2014).

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

	32	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings (Loss); Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow and Free Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Free Cash Flow is a non-GAAP measure defined as Cash Flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

	Six months ended June 30		2015		2014				2013
($ millions)	2015	2014	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash From (Used in) Operating Activities	$780	$1,710	$298	$482	$261	$696	$767	$943	$462	$935
(Add back) deduct:
Net change in other assets and liabilities	—	(17)	7	(7)	(15)	(11)	(8)	(9)	(21)	(15)
Net change in non-cash working capital	104	(23)	110	(6)	(141)	155	119	(142)	(183)	300
Cash tax on sale of assets	—	—	—	—	40	(255)	—	—	(11)	(10)

Cash Flow	$676	$1,750	$181	$495	$377	$807	$656	$1,094	$677	$660
Deduct:
Capital investment	1,479	1,071	743	736	857	598	560	511	717	641

Free Cash Flow	$(803)	$679	$(562)	$(241)	$(480)	$209	$96	$583	$(40)	$19

	33	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings (Loss) is a non-GAAP measure that adjusts Net Earnings (Loss) Attributable to Common Shareholders by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings (Loss) is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings (Loss) is defined as Net Earnings (Loss) Attributable to Common Shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	Six months ended June 30		2015		2014				2013
($ millions)	2015	2014	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Earnings (Loss) Attributable to Common Shareholders	$(3,317)	$387	$(1,610)	$(1,707)	$198	$2,807	$271	$116	$(251)	$188
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(285)	(195)	(187)	(98)	341	160	8	(203)	(209)	(89)
Impairments	(2,550)	—	(1,328)	(1,222)	—	—	—	—	—	(16)
Restructuring charges (1)	(20)	(15)	(10)	(10)	(4)	(5)	(5)	(10)	(64)	—
Non-operating foreign exchange gain (loss)	(394)	(38)	114	(508)	(151)	(218)	156	(194)	(124)	105
Gain (loss) on divestitures	11	135	1	10	(11)	2,399	135	—	—	—
Income tax adjustments	69	(186)	(33)	102	(12)	190	(194)	8	(80)	38

Operating Earnings (Loss) (1)	$(148)	$686	$(167)	$19	$35	$281	$171	$515	$226	$150

(1)	In continued support of Encana’s strategy, organizational structure changes were formalized in Q2 2015 and resulted in a revision to the Q1 2015 Operating Earnings to exclude restructuring charges incurred in the first quarter.

	34	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Upstream Operating Cash Flow, excluding Hedging

Upstream Operating Cash Flow, excluding Hedging is a non-GAAP measure that adjusts the Canadian and USA Operations revenues, net of royalties for production and mineral taxes, transportation and processing expense, operating expense and the impacts of realized hedging. Management monitors Upstream Operating Cash Flow, excluding Hedging as it reflects operating performance and measures the Company’s portfolio transition to higher margin production. Upstream Operating Cash Flow, excluding Hedging is reconciled to GAAP measures in the Results of Operations section of this MD&A. The table below totals Upstream Operating Cash Flow for Encana.

	Six months ended June 30		2015		2014				2013
($ millions)	2015	2014	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Upstream Operating Cash Flow
Canadian Operations	$584	$1,328	$171	$413	$341	$477	$447	$881	$526	$406
USA Operations	597	787	308	289	480	505	353	434	375	388

	$1,181	$2,115	$479	$702	$821	$982	$800	$1,315	$901	$794

(Add back) deduct:
Realized Hedging Gain (Loss)
Canadian Operations	$257	$(124)	$101	$156	$49	$19	$(49)	$(75)	$90	$95
USA Operations	155	(114)	63	92	78	11	(49)	(65)	83	77

	$412	$(238)	$164	$248	$127	$30	$(98)	$(140)	$173	$172

Upstream Operating Cash Flow, excluding Hedging
Canadian Operations	$327	$1,452	$70	$257	$292	$458	$496	$956	$436	$311
USA Operations	442	901	245	197	402	494	402	499	292	311

	$769	$2,353	$315	$454	$694	$952	$898	$1,455	$728	$622

Operating Netback

Operating Netback is a common metric used in the oil and gas industry to measure operating performance by product. Operating Netbacks are calculated by determining product revenues, net of royalties and deducting costs associated with delivering the product to market, including production and mineral taxes, transportation and processing expense and operating expense. The Operating Netback calculation is shown in the Results of Operations section of this MD&A.

	35	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	June 30, 2015	December 31, 2014
Debt	$6,112	$7,340
Cash Flow	1,860	2,934
Interest Expense, after tax	583	486

Debt Adjusted Cash Flow	$2,443	$3,420

Debt to Debt Adjusted Cash Flow	2.5x	2.1x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, total shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	June 30, 2015	December 31, 2014
Debt	$6,112	$7,340
Total Shareholders’ Equity	7,817	9,685
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$21,675	$24,771

Debt to Adjusted Capitalization	28%	30%

	36	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. In this document, forward-looking statements include, but are not limited to:

•	anticipated cash flow

•	anticipated cash and cash equivalents

•	anticipated dividends

•	the projections and expectation of meeting the targets contained in the Company’s 2015 corporate guidance

•	anticipated oil, natural gas and NGLs prices

•	expected future interest expense savings

•	the Company’s expectation to fund its 2015 commitments and obligations from Cash Flow and cash and cash equivalents

•	anticipated revenues and operating expenses

•	expected production

•	anticipated future cost and operating efficiencies

•	the continued evolution of the Company’s resource play hub model to drive greater productivity and cost efficiencies

•	statements with respect to future ceiling test impairments
•	estimates of reserves and resources

•	statements with respect to its strategic objectives

•	the adequacy of the Company’s provision for taxes and legal claims

•	the possible impact of environmental legislation and/or regulations

•	managing risk, including the possible impact of changes to the royalty structure

•	financial flexibility and discipline, access to cash and cash equivalents and other methods of funding, the ability to meet financial obligations, manage debt and financial ratios, finance growth and compliance with financial covenants

•	flexibility of capital spending plans

•	anticipated proceeds and future benefits from various joint venture, partnership and other agreements

•	the possible impact and timing of accounting pronouncements, rule changes and standards

Readers are cautioned upon unduly relying on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, these statements involve numerous assumptions, known and unknown risks and uncertainties and other factors, which can contribute to the possibility that such statements will not occur or which may cause the actual performance and financial results of the Company to differ materially from those expressed or implied by such statements. These assumptions include, but are not limited to:

•	achieving average production for 2015 of between 1.60 Bcf/d and 1.70 Bcf/d of natural gas and 130,000 bbls/d to 150,000 bbls/d of liquids

•	commodity prices for natural gas and liquids based on NYMEX of $3.00 per MMBtu and WTI of $50 per bbl through the remainder of 2015

•	U.S./Canadian dollar exchange rate of 0.80

•	a weighted average number of outstanding shares of approximately 821 million
•	effectiveness of the Company’s resource play hub model to drive productivity and efficiencies

•	results from innovations

•	availability of attractive hedge contracts

•	expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations

	37	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Risks and uncertainties that may affect the operations and development of our business include, but are not limited to: the ability to generate sufficient cash flow to meet the Company’s obligations; commodity price volatility; ability to secure adequate product transportation and potential pipeline curtailments; variability of dividends to be paid; the timing and costs of well, facilities and pipeline construction; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; risk and effect of a downgrade in credit rating, including access to capital markets; fluctuations in currency and interest rates; assumptions based upon the Company’s 2015 corporate guidance; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; the Company’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business as described from time to time in Encana’s annual MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. The forward-looking statements contained in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated July 24, 2015, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

	38	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 26 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2014 and in Appendix D of the AIF.

Further, Encana obtained an exemption dated January 21, 2015 from certain requirements of NI 51-101 to permit it to use the definition of “product type” contained in the amendments to NI 51-101, published by the securities regulatory authority in each of the jurisdictions of Canada on December 4, 2014 that came into force on July 1, 2015, as it relates to its Canadian protocol disclosure contained in Appendix A of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Play and Resource Play

Play is a term used by Encana which encompasses resource plays, geological formations and conventional plays. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which, when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

	39	Management’s Discussion and Analysis
Encana Corporation		Prepared using U.S. GAAP in US$